UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. –)*

FOSSIL, INC.

(Name of Issuer)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

349882100

(CUSIP Number)

Tom Kartsotis

Fossil, Inc.

2280 N. Greenville Avenue

Richardson, Texas 75082

(972) 234-2525

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 31, 2008

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of that Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 349882100

1.	Names of Reporting Persons Tom Kartsotis

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO/PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 7,555,999(1)

	8.	Shared Voting Power 2,679,580(2)

	9.	Sole Dispositive Power 7,555,999(1)

	10.	Shared Dispositive Power 2,679,580(2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,235,579(1)(2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 15.4%(3)

14.	Type of Reporting Person (See Instructions) IN

(1) Includes 63,521 shares owned by Mr. Kartsotis as custodian for Annie Grace Kartsotis and Jack Kosta Kartsotis, both minors, and 5,000,000 shares pledged as collateral to secure a revolving line of credit being extended by JPMorgan Chase Bank, N.A.

(2) Comprised of 2,679,580 shares owned by Lynne Kartsotis, wife of Tom Kartsotis, as to which Mr. Kartsotis disclaims beneficial ownership.

(3) Based on 66,612,010 shares issued and outstanding as of November 11, 2008.

Item 1.	Security and Issuer.

This Schedule 13D relates to the common stock, par value $0.01 per share (the “Common Stock”), of Fossil, Inc., a Delaware corporation (the “Issuer” or “Company”).  The address of the principal executive offices of the Issuer is 2280 N. Greenville Avenue, Richardson, Texas 75082.

Item 2.	Identity and Background.

(a) This statement is filed by and on behalf of Tom Kartsotis.

(b) Mr. Kartsotis is the Chairman of the Board of Directors of the Issuer.  The Issuer is a global design, marketing and distribution company that specializes in consumer fashion accessories.  The address of the principal executive offices of the Issuer is 2280 N. Greenville Avenue, Richardson, Texas 75082.

(c) The business address of Mr. Kartsotis is 2280 N. Greenville Avenue, Richardson, Texas 75082.

(d) Mr. Kartsotis has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e) Mr. Kartsotis has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or maintaining activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Kartsotis is a United States citizen.

Item 3.	Source and Amount of Funds or Other Consideration.

The source of funds used for the purchases of 500,000 shares described herein was personal funds of Mr. Kartsotis. The aggregate funds used by Mr. Kartsotis to make these purchases was $8,805,567.47, including commissions.

The remaining shares described herein were issued to Mr. Kartsotis (i) in consideration for his services to Overseas Products International, Inc. (“OPI”), the predecessor of the Issuer, which was merged with and into the Issuer on December 30, 1991, (ii) as a stock dividend on such shares, or (iii) as a result of stock splits on such shares.  Other than rendering services to OPI, Mr. Kartsotis did not pay any consideration for these shares.

Item 4.	Purpose of Transaction.

Mr. Kartsotis acquired shares of the Issuer’s Common Stock for investment because he believed that the Common Stock, when issued, represented an attractive investment opportunity.  Mr. Kartsotis serves as the Chairman of the Board of Directors of the Issuer.  As the Chairman of the Board of Directors, Mr . Kartsotis may be deemed to possess the direct or indirect power to direct or cause the direction of the management and policies of the Issuer.

Except as set forth herein, Mr. Kartsotis has no present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D. Mr. Kartsotis intends to review his investment in the Issuer on a continuing basis and may engage in discussions with management, the Board of Directors, other shareholders of the Issuer and other relevant parties concerning the business, operations, strategy and future plans of the Issuer. Depending on various factors including, without limitation, the Issuer’s financial position and strategic direction, the outcome of the discussions and actions referenced above, actions taken by the Board of Directors, price levels of the Common Stock, other investment opportunities available to Mr. Kartsotis, conditions in the securities market and general economic and industry conditions, Mr. Kartsotis may in the future take such actions with respect to his investment in the Issuer as he deems appropriate including, without limitation, purchasing additional Common Stock or selling some or all of his Common Stock, engaging in pledging, short selling of or any hedging or similar transactions with respect to the Common Stock and/or otherwise changing his intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a) The aggregate number and percentage of the class of securities identified pursuant to Item 1 beneficially owned by Mr. Kartsotis is stated in Items 11 and 13 on the cover page(s) hereto.

(b) Number of shares as to which Mr. Kartsotis has:

(i)           sole power to vote or to direct the vote:

See Item 7 on the cover page(s) hereto.

(ii)          shared power to vote or to direct the vote:

See Item 8 on the cover page(s) hereto.

(iii)         sole power to dispose or to direct the disposition of:

See Item 9 on the cover page(s) hereto.

(iv)         shared power to dispose or to direct the disposition of:

See Item 10 on the cover page(s) hereto.

All percentages set forth in this statement are based on 66,612,010 shares of Common Stock, as reported in the Issuer’s Form 10-Q for the period ended  October 4, 2008.

(c) Not applicable.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except as otherwise described herein, there are no contracts, arrangements, understandings, or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer.

Mr. Kartsotis is a party to a Commercial Pledge Agreement, dated as of October 16, 2008, by and among Mr. Kartsotis and JPMorgan Chase Bank, N.A. (the “Bank”), pursuant to which Mr. Kartsotis has pledged 5,000,000 shares of Common Stock to secure, among other things, a revolving line of credit being extended by the Bank to Mr. Kartsotis.

Item 7.	Material to be Filed as Exhibits.
Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 17, 2009
TOM KARTSOTIS

	By:	/s/ Tom Kartsotis
	Name:	Tom Kartsotis